Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900

Fax :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

June 10, 2020

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s Laboratories completes the acquisition of select business divisions of Wockhardt”

This is for your information and record.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills,	AMIT AGARWAL	APARNA TEKURI
Hyderabad - 500034. Telangana, India.	amita@drreddys.com	aparnatekuri@drreddys.com
	(Ph: +91-40-49002135)	(Ph: +91-40- 49002446)

Dr. Reddy’s Laboratories completes the acquisition of select business divisions of Wockhardt

Hyderabad, India, June 10, 2020	For Immediate Release

Hyderabad, India, June 10, 2020 - Dr. Reddy's Laboratories Ltd. ("Dr. Reddy's") (BSE: 500124, NSE: DRREDDY, NYSE: RDY) announces that it has completed the acquisition of select divisions of Wockhardt Limited’s (“Wockhardt”) branded generics business in India and a few other international territories of Nepal, Sri Lanka, Bhutan and Maldives.

The business comprises of a portfolio of 62 brands in multiple therapy areas such as Respiratory, Neurology, VMS, Dermatology, Gastroenterology, Pain and Vaccines, which would transfer to Dr. Reddy’s along with related sales and marketing teams; and the manufacturing plant located in Baddi, Himachal Pradesh with all plant employees (together the ‘Business Undertaking’).

On February 12, 2020, Dr. Reddy’s signed a Business Transfer Agreement (‘BTA’) with Wockhardt, to acquire the above-referred business undertaking for an upfront consideration of Rs.1,850 Crores.

In view of the COVID-19 pandemic and the consequent government restrictions, there has been a reduction in the revenue from the sales of the products forming part of the Business Undertaking during March & April, 2020. Subsequently, through an amendment to the BTA, Dr. Reddy’s and Wockhardt have agreed that the deal consideration shall now be upto Rs. 1,850 Crores, to be paid as per the following terms:

a)	an amount of Rs. 1,483 Crores paid on the date of closing
b)	an amount of Rs. 67 Crores to be deposited in an escrow account which shall be released subject to adjustments for, inter alia, net working capital, employee liabilities and certain other contractual and statutory liabilities
c)	an amount of Rs. 300 Crores (‘Holdback Amount’) which shall be released as follows:
•	If the revenue from sales of the products forming part of the Business Undertaking during the 12 months post-closing exceeds Rs. 480 Crores, Dr. Reddy’s will be required to pay to Wockhardt, an amount equal to 2 (two) times the amount by which the revenue exceeds Rs. 480 Crores, subject to the maximum of the Holdback Amount.

G V Prasad, Co-Chairman and Managing Director of Dr. Reddy’s said, “This deal is in line with our strategic focus on India and has paved a path for accelerated growth and leadership in the domestic market. We believe that the acquired portfolio offers a good growth potential for us.
We welcome the employees joining us from Wockhardt to the family of Dr. Reddy’s.”

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2019. The company assumes no obligation to update any information contained herein.”